Hume, Kieran Inc.   **Investor Relations Counsel**

The Lumsden Building   Tel: (416) 868-1079
6 Adelaide Street East   Fax: (416) 868-6198
9th Floor   Email: hki@humekieran.on.ca
Toronto, ON M5C 1H6   www.humekieran.on.ca

HUME, KIERAN



02049054

Exemption number 82-4644

02 AUG -6

Friday, July 19, 2002

Attention: Paul Dudek
Office of International Corporate Finance
Stop 3 – 9
450 – 5th Avenue N.W.
Washington, DC
USA 20549

SUPPL

Dear Mr. Dudek:

Herewith a Parkland Industries Ltd. press release (July 19, 2002: Parkland Income Fund Declares Distribution Payment), to be filed as required by Rule 12g3-2(b).

Sincerely,

Brenda Orser
Associate

PROCESSED

AUG 0 8 2002

THOMSON FINANCIAL

PARKLAND INDUSTRIES LTD.

For Immediate Release: Friday, July 19, 2002

PARKLAND INCOME FUND DECLARES DISTRIBUTION PAYMENT

Red Deer, July 19 – Parkland Income Fund (TSX:PKI.UN) is pleased to announce that a distribution of fourteen cents ($0.14) per trust unit will be payable on August 15, 2002 to unitholders of record on July 31, 2002.

Parkland operates a retail and wholesale fuels and convenience store business under its marketing brands *Fas Gas*, *Race Trac* and *Short Stop*. Parkland has developed a strong market niche in western and northern Canada by focusing on non-urban markets.

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For further information, contact:

Parkland Industries Ltd., Administrator of Parkland Income Fund

Red Deer:	Andrew B. Wiswell, President and CEO	(403) 357-6400
Red Deer:	John G. Schroeder, Vice President, Finance/CFO	(403) 357-6400
Toronto:	Jon W. Kieran, Investor Relations	(416) 868-1079
or	visit Parkland's web site at **www.parklandindustries.com**.	

Suite 236, Riverside Office Plaza, 4919-59 Street, Red Deer, Alberta T4N 6C9   Telephone: (403) 343-1515, Fax: (403) 346-3015